Exhibit 99.1

Subsea 7 S.A.
Change of Control Notification
US$300m 2.80% Convertible Notes due 2011

Luxembourg – January 11, 2011 – Subsea 7 S.A. (the “Company”) (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announces that that pursuant to Condition 6(g) of the US$300m 2.80% Convertible Notes Due 2011 the Company has issued a Change of Control Notice.

The Change of Control Notice is herewith attached.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to the requirements under condition 6(g) of the US$300m 2.80% Convertible Notes Due 2011. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

SUBSEA 7 INC.
P.O. Box 10556
Ugland House
South Church Street
George Town
Grand Cayman
KY1 – 1005 Cayman Islands

CHANGE OF CONTROL NOTICE

U.S.$300,000,000 2.80 PER CENT. CONVERTIBLE NOTES DUE 2011
(ISIN NO 001 0315344; Common Code: 025391446)
(the "Notes")

NOTICE IS HEREBY GIVEN to the holders of the Notes (the “Noteholders”) that:

(1)
the scheme of arrangement (the “Scheme of Arrangement”) relating to the combination of Subsea 7 Inc. (“Subsea 7” or the “Issuer”) and Acergy S.A. (the “Combination”) became effective on January 7, 2011, whereupon Acergy S.A. was renamed Subsea 7 S.A.; and

(2)
on January 10, 2011, Subsea 7 S.A. transferred all of the outstanding share capital it held in Subsea 7 to Acergy Holdings (Gibraltar) Limited (“Acergy Holdings”) (the “Acergy Holdings Capital Contribution”).

Unless otherwise defined herein, capitalised terms shall have the same meaning as given to such terms in the trust deed dated June 6, 2006 constituting the Notes between Subsea 7 and The Law Debenture Trust Corporation p.l.c. and/or in the Notice (as defined below).

Each of the Combination and the Acergy Holdings Capital Contribution constitutes a separate Change of Control for the purposes of the Notes. Both Changes of Control are being announced pursuant to Condition 6(g) in this Notice. For further information relating to each Change of Control, Noteholders are referred to the notice entitled ‘Notice of proposed combination of Subsea 7 Inc. and Acergy S.A.’ given by the Issuer on December 23, 2010 (the “Notice”).

As a result of these Changes of Control, Noteholders may exercise their Conversion Rights as provided in the Conditions or may exercise their right to require redemption of their Notes pursuant to Condition 7(e).

Pursuant to Condition 6(g), we hereby notify Noteholders that:

(1)
the Conversion Price prior to the occurrence of the Changes of Control described herein was U.S$26.3268 per Ordinary Share and each U.S.$100,000 in principal amount of Notes would entitle the holder thereof to receive, subject as provided in the Conditions, 3,798,411 Ordinary Shares;

(2)	the Change of Control Conversion Price applicable pursuant to Condition 6(b)(x) during the Change of Control Period shall be U.S$25.4488 per Ordinary Share;

(3)
the closing price of the Ordinary Shares as derived from the Oslo Stock Exchange as at January 7, 2011 (being the “Scheme Record Time” for the purposes of the Scheme of Arrangement and the latest practicable date prior to the date of this Change of Control Notice) was U.S.$26.8411;

(4)	the last day of the Change of Control Period will be March 15, 2011; and

(5)	the Change of Control Put Date will be March 29, 2011.

If a Noteholder elects to exercise its Conversion Rights following the Changes of Control described herein, Subsea 7 will issue or deliver to such Noteholder a number of Ordinary Shares per Note so converted determined by dividing the principal amount of the Note by the Conversion Price in effect on the Conversion Date as adjusted by Condition 6 and by the provisions of the deed poll executed by Subsea 7 and Subsea 7 S.A. on January 6, 2011.  Such Ordinary Shares shall be compulsorily repurchased and cancelled by Subsea 7 in exchange for an aggregate in kind repurchase price comprising the delivery to such Noteholder of the relevant number of common shares in Subsea 7 S.A. (the “New Shares”) (together with any cash payment in lieu of any entitlement to a fraction of a New Share) to which such Noteholder would have been entitled pursuant to the terms of the Scheme of Arrangement had its Ordinary Shares so repurchased been Scheme Shares at the Scheme Record Time.

As of the date hereof, the Change of Control Conversion Price translates to an effective conversion price into New Shares of U.S.$23.8956 and the current Conversion Price translates to an effective conversion price into New Shares of U.S.$24.7200.

New Shares delivered to Noteholders exercising their Conversion Rights after Completion will be delivered in electronic form through the facilities of the Norwegian Securities Deposit System (Verdipapirsentralen) (the “VPS”) to such VPS Account as specified by the Noteholder in the relevant Conversion Notice.

Subsea 7 will procure that Subsea 7 S.A. will take all necessary steps to procure that New Shares to be issued or delivered as a result of the exercise of Conversion Rights are issued and/or delivered by no later than the Delivery Date and will promptly make all necessary filings with, and applications to, the Relevant Stock Exchange for the admission to listing and trading of such New Shares.

For further information, please contact:

Subsea 7 Inc.
P.O. Box 10556
Ugland House
South Church Street
George Town
Grand Cayman
KY1 – 1005 Cayman Islands

Attention:            Graeme Murray, General Counsel
Telephone:          +44 1224 526 000

GIVEN for and on behalf of Subsea 7 Inc. on January 14, 2011.

This notice does not constitute an offer to sell, or the solicitation of offers to buy, any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.